FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	May 2010

Commission File Number:	000-50422

AMADOR GOLD CORP.

(Exact Name of Registrant, as Specified in its Charter)

711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82-____________

Table of Contents

Document 1	News Release dated May 19, 2010
Document 2	Material Change Report dated May 19, 2010

Document 1

#711-675 West Hastings Street
Vancouver, B.C.  Canada  V6B 1N2
Telephone:  604-685-2222
Fax:  604-685-3764
 www.amadorgoldcorp.com

FOR IMMEDIATE RELEASE:	May 19, 2010	TSX-V:AGX

Amador Gold Corp Intersects 0.88% Nickel 1.11% Copper over 9.2 Meters at Loveland’s Cominco Zone, Discovers Significant Mineralization in First Hole on Untested VTEM Target

•	RESULTS CONFIRM THE CONTINUITY AND SIGNIFICANT WIDTHS OF THE SULPHIDE LENSES WITHIN THE COMINCO ZONE

•	EXPLORATION DRILLING INTERSECTS 0.98% COPPER-NICKEL, 0.52% COPPER AND 0.46% NICKEL OVER 1M, CONFIRMS POTENTIAL OF OTHER VTEM ANOMALIES

VANCOUVER, BC - Amador Gold Corp. (TSX-V: AGX) (the "Company") is pleased to announce results of the diamond drilling on the Loveland project located 35 km NW of Timmins, Ontario.  A total of 3463 m were drilled of which 1713 m were drilled in seven holes LL09-08 to LL09-14 for exploration to test airborne V-TEM anomalies and 1104 meters were drilled in five drill holes LL10-15 to LL10-19, as follow up and infill drilling on 25 m centers within the Cominco Zone in Byers Township.

The highlight of the program was the intersections confirming the continuity and significant widths of the sulphide lenses within the Cominco Zone. Infill drill holes LL10-15, LL10-17, LL10-18 LL10-19 were drilled on 25 m centers between the earlier 2007 and 2008 drill holes and all intersected significant sulphides confirming the continuity of the mineralization. Drill hole LL10-18 returned the best results from 112.5m to 127.8m which returned a combined total 1.48% copper-nickel, 0.88% copper and 0.60% nickel over the 15.3 metres including a higher grade zone with 1.11% copper and 0.88% nickel, 1.99% combined copper-nickel over 9.2m from 117.9 to 126.9. Drill holes LL10-15, LL10-17 and LL10-19 all returned significant copper-nickel values over various widths ranging from 12.0 to 19.4 metres with grades up to 1.15% combined copper nickel. The results confirm the continuity of the mineralized lenses as well as their significant widths.

To view a map of the Company’s Loveland Copper/Nickel/Gold project click on the following link:

http://www.brmstatpack.com/lt/1001/1120/loveland-map

“The continuity shown in the Cominco Zone is encouraging as we continue to define known areas of mineralization at the Loveland project,” comments Company President, Richard Hughes.  “Drilling has now tested 5 of 33 known VTEM anomalies and copper/nickel mineralization has been discovered in numerous holes.  Compilation work is underway to assess any relationship between the anomalies and mineralization discovered through recent drilling in order to further define drill targets for the Company’s next program.”

Diamond drilling has tested five of the thirty–three VTEM airborne anomalies on the Loveland Project. Most of the conductors have been explained as barren massive sulphides and\or massive magnetite usually within or associated with mafic to intermediate volcanics. The highlight of the program was the intersection from anomaly B in drill hole LL10-10 from 104 to 105 metres which returned a combined total of 0.98% copper-nickel, 0.52% copper and 0.46% nickel over 1 meter. Further diamond drilling will be required to follow up this mineralization as well as many other V-TEM anomalies remain untested.

The Company has also intersected significant nickel and copper mineralization at depth beneath the historical Cominco nickel-copper sulphide zone on the Loveland Property.  Company drill hole LL08-22 intersected 1.41% copper and 0.98% nickel, or 2.39% combined copper-nickel, over a drilled width of 4.0 metres from 488.0 to 492.0 metres. This intersection occurred at about 400 metres vertically below surface and is the deepest intersection to date at Loveland.  The combined copper-nickel grades of 2.39% are higher than the previously seen average of approximately 1.41% combined copper-nickel.

The Company previously completed an airborne VTEM geophysical survey over part of the Loveland Property, including the Cominco Zone and Hollinger nickel-copper zone located 1.5 km south east of the Cominco zone.  The airborne magnetic and electromagnetic (EM) surveys have identified both zones.  Of equal interest are numerous new targets that have been identified by the airborne surveys that appear to be on strike with the Cominco and Hollinger zones.

Management is very encouraged by the gold discoveries, nickel-copper zones, and airborne geophysical targets on the Loveland Property.  Amador owns a large land package that covers favourable geology to expand existing discoveries and find additional new zones.  The property located approximately 35 km northwest of Timmins is road accessible.

Table 1.
Loveland Project Hole No.	From (m)	To (m)	Length (m)	Copper (%)	Nickel (%)	Cu + Ni (%)	Comments
LL09-08 to 09		NSA					V-TEM
LL09-10	104	105.00	1.0	0.52	0.46	0.98	V-TEM
LL09-11 to 14		NSA					V-TEM
LL10-15	108.6	128.0	19.4	0.57	0.34	0.91	Cominco Zone
Includes	113.9	124.4	10.5	0.71	0.44	1.15	Infill drilling Between LL08-11 & 18
							Cominco Zone
LL10-16		NSA					Infill drilling Between AMCG07-1 & LL08-11
LL10-17	124.7	136.7	12.0	0.43	0.20	0.63	Cominco Zone
Includes	133.0	136.7	3.7	0.66	0.22	0.88	Infill drilling 25m NW AMDG07-1
LL10-18	112.5	127.8	15.3	0.88	0.60	1.48	Cominco Zone
							Infill drilling 25m SE AMDG07-1
includes	117.7	126.9	9.20	1.11	0.88	1.99
LL10-19	166.0	181.0	15.0	0.60	0.31	0.91	Cominco Zone
							Infill drilling 50m SW LL10-18
includes	174.0	181.0	7.0	0.70	0.30	1.0
NSA ----No Significant Assays

Peter Caldbick, P.Geo., and Charles Hartley, P.Geo. are the qualified people for the purposes of National Instrument 43-101 for the Company's Loveland Project. Project supervision is by Charles Hartley and the contents of the press release have been reviewed and approved by Peter Caldbick.

About Amador Gold
Amador has assembled a portfolio of more than 20 properties of exceptional merit in established mining camps and emerging mineral districts of Canada.  These projects include the Loveland gold-copper-nickel project program and the Horwood gold project.

Contact Information
Corporate Inquiries:	Kevin Hull or Alan Campbell, Investor Relations
Phone:	(604) 685-2222
Email:	info@amadorgold.com
Website:	www.amadorgoldcorp.com

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties.  Actual events or results could differ materially from the Company's expectations and projections.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Document 2
MATERIAL CHANGE REPORT

To:	British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Item 1.	Name and Address of Company – Amador Gold Corp., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2.	Date of Material Change – 19 May, 2010.

Item 3.	News Release – News Release issued 19 May, 2010 at Vancouver, BC.

Item 4.	Summary of Material Change – Amador Gold Corp. (TSX-V:AGX) announces results of the diamond drilling on the Loveland project located 35 km NW of Timmins, Ontario.

Item 5.
Full Description of Material Change – Amador Gold Corp. (TSX-V:AGX) is pleased to announce results of the diamond drilling on the Loveland project located 35 km NW of Timmins, Ontario.  A total of 3463 m were drilled of which 1713 m were drilled in seven holes LL09-08 to LL09-14 for exploration to test airborne V-TEM anomalies and 1104 meters were drilled in five drill holes LL10-15 to LL10-19, as follow up and infill drilling on 25 m centers within the Cominco Zone in Byers Township.

The highlight of the program was the intersections confirming the continuity and significant widths of the sulphide lenses within the Cominco Zone. Infill drill holes LL10-15, LL10-17, LL10-18 LL10-19 were drilled on 25 m centers between the earlier 2007 and 2008 drill holes and all intersected significant sulphides confirming the continuity of the mineralization. Drill hole LL10-18 returned the best results from 112.5m to 127.8m which returned a combined total 1.48% copper-nickel, 0.88% copper and 0.60% nickel over the 15.3 metres including a higher grade zone with 1.11% copper and 0.88% nickel, 1.99% combined copper-nickel over 9.2m from 117.9 to 126.9. Drill holes LL10-15, LL10-17 and LL10-19 all returned significant copper-nickel values over various widths ranging from 12.0 to 19.4 metres with grades up to 1.15% combined copper nickel. The results confirm the continuity of the mineralized lenses as well as their significant widths.

To view a map of the Company’s Loveland Copper/Nickel/Gold project click on the following link:

http://www.brmstatpack.com/lt/1001/1120/loveland-map

“The continuity shown in the Cominco Zone is encouraging as we continue to define known areas of mineralization at the Loveland project,” comments Company President, Richard Hughes.  “Drilling has now tested 5 of 33 known VTEM anomalies and copper/nickel mineralization has been discovered in numerous holes.  Compilation work is underway to assess any relationship between the anomalies and mineralization discovered through recent drilling in order to further define drill targets for the Company’s next program.”

Diamond drilling has tested five of the thirty–three VTEM airborne anomalies on the Loveland Project. Most of the conductors have been explained as barren massive sulphides and\or massive magnetite usually within or associated with mafic to intermediate volcanics. The highlight of the program was the intersection from anomaly B in drill hole LL10-10 from 104 to 105 metres which returned a combined total of 0.98% copper-nickel, 0.52% copper and 0.46% nickel over 1 meter. Further diamond drilling will be required to follow up this mineralization as well as many other V-TEM anomalies remain untested.

The Company has also intersected significant nickel and copper mineralization at depth beneath the historical Cominco nickel-copper sulphide zone on the Loveland Property.  Company drill hole LL08-22 intersected 1.41% copper and 0.98% nickel, or 2.39% combined copper-nickel, over a drilled width of 4.0 metres from 488.0 to 492.0 metres. This intersection occurred at about 400 metres vertically below surface and is the deepest intersection to date at Loveland.  The combined copper-nickel grades of 2.39% are higher than the previously seen average of approximately 1.41% combined copper-nickel.

The Company previously completed an airborne VTEM geophysical survey over part of the Loveland Property, including the Cominco Zone and Hollinger nickel-copper zone located 1.5 km south east of the Cominco zone.  The airborne magnetic and electromagnetic (EM) surveys have identified both zones.  Of equal interest are numerous new targets that have been identified by the airborne surveys that appear to be on strike with the Cominco and Hollinger zones.

Management is very encouraged by the gold discoveries, nickel-copper zones, and airborne geophysical targets on the Loveland Property.  Amador owns a large land package that covers favourable geology to expand existing discoveries and find additional new zones.  The property located approximately 35 km northwest of Timmins is road accessible.

Table 1.
Loveland Project Hole No.	From (m)	To (m)	Length (m)	Copper (%)	Nickel (%)	Cu + Ni (%)	Comments
LL09-08 to 09		NSA					V-TEM
LL09-10	104	105.00	1.0	0.52	0.46	0.98	V-TEM
LL09-11 to 14		NSA					V-TEM
LL10-15	108.6	128.0	19.4	0.57	0.34	0.91	Cominco Zone
Includes	113.9	124.4	10.5	0.71	0.44	1.15	Infill drilling Between LL08-11 & 18
							Cominco Zone
LL10-16		NSA					Infill drilling Between AMCG07-1 & LL08-11
LL10-17	124.7	136.7	12.0	0.43	0.20	0.63	Cominco Zone
Includes	133.0	136.7	3.7	0.66	0.22	0.88	Infill drilling 25m NW AMDG07-1
LL10-18	112.5	127.8	15.3	0.88	0.60	1.48	Cominco Zone
							Infill drilling 25m SE AMDG07-1
includes	117.7	126.9	9.20	1.11	0.88	1.99
LL10-19	166.0	181.0	15.0	0.60	0.31	0.91	Cominco Zone
							Infill drilling 50m SW LL10-18
includes	174.0	181.0	7.0	0.70	0.30	1.0
NSA ----No Significant Assays

Peter Caldbick, P.Geo., and Charles Hartley, P.Geo. are the qualified people for the purposes of National Instrument 43-101 for the Company's Loveland Project. Project supervision is by Charles Hartley and the contents of the press release have been reviewed and approved by Peter Caldbick.

Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

Item 7.	Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

Item 8.	Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9.	Date of Report – Dated at Vancouver, British Columbia, this 19th day of May 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMADOR GOLD CORP. (Registrant)

Date: May 25, 2010	By: /s/ Diana Mark Diana Mark, Assistant Corporate Secretary